KRAMER LEVIN NAFTALIS & FRANKEL llp

s. elliott cohan Counsel Phone 212-715-9512 Fax 212-715-8116 ecohan@KRAMERLEVIN.com

July 29, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	PNC Absolute Return TEDI Fund LLC
File Nos. 333- , 811-21819

Ladies and Gentlemen:

On behalf our client, PNC Absolute Return TEDI Fund LLC (“Registrant”), we are filing via EDGAR a Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 6 pursuant to the Investment Company Act of 1940, as amended, to its Registration Statement on Form N-2 (the “Registration Statement”).  Registrant is filing the Registration Statement to update financial and other information and to maintain the continuous offering of its limited liability company interests under Rule 415 of the Securities Act.

While substantial changes have been made to the format of the Prospectus to improve its readability, no substantive changes have been made to the Prospectus included in Registrant’s POS 8(c) declared effective on August 1, 2008 under registration number 333-128723.  Therefore, Registrant is requesting no review of the Registration Statement.

It is proposed that the Registration Statement be declared effective on July 30, 2009, or such other date as the Commission shall determine, pursuant to Section 8(c) of the Securities Act.

If you have any questions concerning this filing, please call me at 212-715-9512.

Very truly yours,

                                /s/ S. Elliott Cohan
S. Elliott Cohan

cc:	John Ganley
Kevin A. McCreadie
Susan Penry-Williams
Jennifer Vollmer

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